June 18, 2012

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. W. John Cash, Branch Chief

Re:	Chemtura Corporation
Form 10-K for Fiscal Year Ended December 31, 2011 Filed February 27, 2012 File No. 1-15339

Dear Mr. Cash:

We are writing to respond to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the above-referenced filing of Chemtura Corporation (“Chemtura”, “we”, “our” or the “Company”) in the Staff’s comment letter dated June 5, 2012 addressed to Mr. Stephen C. Forsyth, Chief Financial Officer. We have repeated your comments in italics and have included our responses to each.

Form 10-K for Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 41

1.	We note you have substantial sales and operations outside the U.S., including jurisdictions that appear to have lower tax rates. We further note you have substantial near-term demands for capital, including pension obligations in multiple jurisdictions and sustaining capital requirements. It appears you are also engaging in activities such as stock repurchases. In future filings please quantify and disclose the total amount of cash held in foreign jurisdictions compared to U.S. cash holdings and also disclose the range of possible tax consequences associated with repatriating cash from foreign sources.

Response:

In future annual filings, we will add the disclosure requested by the Staff in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Specifically, we will state the following or similar:

“Cash and cash equivalents as of XX were $XX million, of which $XX million was held by Chemtura and our U.S. subsidiaries and $XX million was held by our direct or indirect foreign subsidiaries and consolidated joint ventures. The cash and cash equivalents of our foreign subsidiaries are used to fund seasonal working capital requirements, make cash contributions to various pension plans, fund capital expenditures, and make cash contributions to our foreign joint ventures, as warranted. In light of these cash requirements, we consider undistributed earnings of certain foreign subsidiaries to be indefinitely invested in their operations. As a result of our emergence from Chapter 11 bankruptcy protection in 2010, and the associated significant reduction in debt that occurred, we have determined that we will no longer need to repatriate certain undistributed earnings of our foreign subsidiaries to fund our U.S. operations.

As of XX, such undistributed earnings of our foreign subsidiaries totaled $XX million. Repatriation of cash held by our foreign subsidiaries could be subject to adverse tax consequences given the potentially higher U.S. effective tax rates and withholding tax requirements in the source country. Estimating the range of tax liabilities that could arise from the repatriation of undistributed earnings of our foreign subsidiaries is not practicable at this time.”

This additional disclosure is consistent with the current disclosure on these matters in Note 10 – Income Taxes included on page 78 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

Financial Statements

Note 20 – Business Segments, page 100

2.	It appears from your disclosures that you have disparate products within your operating segments. In future filings please provide product line disclosures as required by ASC 280-10-50-40.

Response:

ASC 280-10-50-40 requires a public entity to disclose revenue from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.

In future annual filings, we will add the disclosure requested by the Staff to further disaggregate revenue into certain product line groupings within our Industrial Performance Products and Industrial Engineered Products segments in a manner consistent with the product line groupings within segments that are described in the business description section of our Annual Report on Form 10-K. Our Chemtura AgroSolutions segment revenues are comprised of sales from crop protection chemicals and our Consumer Products segment revenues are comprised of performance chemicals specifically designed for consumers’ outdoor and in-home use. As such, the product lines of these two segments contain related products which are reported and managed similarly, unlike the wider variety of products present within our Industrial Performance Products and Industrial Engineered Products segments. We therefore conclude that the Chemtura AgroSolutions and Consumer Product segments each represent groupings of similar products as required by ASC 280-10-50-40.

Specifically, in future annual filings, we will disclose the following or similar table:

	Year Ended, December 31,
(in Millions)	2011	2010	2009
Net Sales
Industrial Performance Products
Petroleum additives	$633	$560	$462
Urethanes	305	276	229
Antioxidants	420	387	308
Industrial Engineered Products
Bromine based & related products	689	584	406
Organometallics	180	144	106
Consumer Products	422	458	457
Chemtura AgroSolutions	376	351	332
Net Sales	$3,025	$2,760	$2,300

In connection with the foregoing response to the Staff’s comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff has any further questions or comments concerning the Company’s responses, please contact me at (203) 573-2214.

Very truly yours,

/s/ Stephen C. Forsyth

Stephen C. Forsyth

Executive Vice President & Chief Financial Officer

Chemtura Corporation